Exhibit 99.1

Ferrari and FCA Bank finalized agreement to provide financial services in Europe

Maranello (Italy)/Turin (Italy), 7 November 2016 - Ferrari Financial Services S.p.A. (“FFS S.p.A.”), an Italian indirect subsidiary of Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE), and FCA Bank S.p.A. (“FCAB”) today announced that FCAB has acquired a majority stake in Ferrari Financial Services GmbH (“FFS GmbH”) for a total purchase price of EUR 18.6 million upon consummation of the share purchase agreement entered into by the parties earlier this year.

As a result of the transaction, FFS S.p.A. and FCAB will continue the operations of FFS GmbH as shareholders, supporting the sales of Ferrari cars in Germany, Great Britain and Switzerland and certain other European countries by offering innovative vehicle financing solutions to Ferrari customers. The funding of FFS GmbH will be provided by FCAB, which will also be the consolidating entity.

FFS S.p.A. is Ferrari’s own financial services provider based in Maranello, Italy.

FCAB is a banking group, and a joint venture between Fiat Chrysler Automobiles Italy S.p.A. and Crédit Agricole Consumer Finance S.A., predominantly operating in the automotive financing sector in Europe. This transaction will expand FCAB activities and is consistent with its diversification strategy.

The consummation of the transaction has been approved by the European merger control authority and the German and Italian banking regulatory authorities.

For further information:
Tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977